

April 2, 2015

Kirk Anderson, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

Re: BNY Mellon Absolute Insight Funds, Inc. (the "Trust")
File Nos. 333-202460; 811-23036

Dear Mr. Anderson:

We have reviewed the registration statement on Form N-1A for the Trust filed with the Commission on March 3, 2015. The registration statement relates to the BNY Mellon Absolute Insight Multi-Strategy Fund (the "Fund"), a series of the Trust. Based on our review of the registration statement, we have the following comments. Please consider a comment made with respect to one section applicable to similar disclosure throughout the registration statement.

Prospectus

Fees and Expenses

1. In regard to the fee waiver described in footnote *** to the fee table, please confirm that the waiver will be in effect for at least one year following the effective date of the registration statement. Please also disclose if anyone can terminate the waiver before that date (*e.g.*, the Board) and under what circumstances. If there is a provision for the adviser to recoup expenses waived/reimbursed, please describe the terms of the recoupment. *See* Item 3, Instruction 3(e) of Form N-1A. Please also confirm the waiver agreement will be attached to the registration statement as an exhibit.

Principal Investment Strategy

2. In the third line of the first paragraph, it states that "[t]he fund is designed to complement and *diversify* traditional equity and fixed-income portfolios [emphasis added]". As the Fund is characterized as non-diversified under the Investment Company Act of 1940, please replace the word "diversified" here with an alternative term to avoid any confusion regarding the Fund's non-diversified status. Please make similar changes throughout the registration statement as appropriate.

3. In the first line of the second paragraph it states that "[t]he fund is constructed, at both the portfolio level and strategy level… ." It is unclear what this means. Please clarify the disclosure in Plain English.

4. Also in the second paragraph it states that "[e]ach investment team manages an investment strategy within internal risk limits defined by the ARIC… ." What are internal risk limits? Please clarify the disclosure.

5. In this section, briefly explain in Plain English the more technical terms used to describe the strategies (*e.g.,* what is meant by the term "directional exposure"?). In general, please provide disclosure throughout the Summary in Plain English. *See* General Instruction B.4(c) of Form N-1A.

6. Further, it is unclear how the *Equity Market Neutral Strategy* and how the *Absolute Return Equity Strategy* are different (other than the position sizing being larger in the *Absolute Return Equity Strategy*). Please provide disclosure to distinguish these two strategies.

7. In *Absolute Return Emerging Market Debt Strategy*, it states that "[t]his strategy also may provide exposure to investment opportunities outside of emerging market countries that are similar to those associated with emerging market issuers… ." Please disclose how the Fund would do this.

8. In *Absolute Return Credit Strategy*, it is unclear what the phrases "across the credit spectrum" and "predominately within corporate credit" mean. Please clarify the disclosure in Plain English.

9. In *Currency Strategy*, in the second line, it states that the Fund "may concentrate its exposure to a limited number of currencies". As the fund is not concentrated, as that term is defined under the Investment Company Act, to avoid confusion, please replace the word "concentrate" here with an alternative term.

10. In the paragraph following *Currency Strategy*, it states that "[t]he fund's sub-adviser also has the discretion, subject to the approval of the fund's board, to add additional strategies or asset classes, and to change the investment ranges, when the ARIC deems it necessary." Please confirm to us that any new strategies or investments will not present any additional risks that are not disclosed in the Fund's prospectus.

11. In the last paragraph in this section, it states that the Fund will use credit default swaps. Please confirm to us that to the extent the Fund acts as the seller in credit default swap agreements, the Fund will cover the full notional amount of the transaction.

12. Also in the last paragraph, it states that "there is no limit to the amount of the fund's assets that may be invested in derivative instruments." Please clarify, as appropriate, that, although the Fund has no policy limiting its use of derivatives, the Fund's use of derivatives is subject to limits under the Investment Company Act.

Principal Risks

13. In *Derivatives Risk*, please tailor this disclosure to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

14. In *Leverage Risk* there is a reference to lending portfolio securities. As it is stated later in the prospectus (in *Fund Details – Goal and Approach*) that securities lending is not a principal strategy of the Fund, please remove the reference to securities lending from this section.

Portfolio Management

15. Please disclose that each member of the ARIC referenced in this section is jointly and primarily responsible in managing the Fund. *See* Item 5.b. Instruction 2 of Form N-1A.

Fund Details – Goal and Approach

16. In general, please revise the disclosure in this section to focus on the securities the Fund uses as its principal investments – securities that are disclosed in *Principal Investment Strategy*. Securities the Fund uses as non-principal investments may be disclosed, but should be clearly distinguished as being non-principal and should be of lesser prominence; for example, disclosure concerning these securities could be included at the end of this section.

Management

17. In the fifth paragraph in this section, it states that "Dreyfus has applied for an exemptive order from the SEC, which would replace the existing order, *and upon which the fund may rely*, that would permit Dreyfus… to hire and replace one or more sub-advisers that are either unaffiliated or affiliated with Dreyfus…without obtaining shareholder approval [emphasis added]." The use of the phrase "and upon which the fund may rely" indicates the Fund may rely on the requested order that has not been granted. Please revise as appropriate to indicate the Fund may not rely on the Order until it is granted. Please also disclose that there is no guarantee the Order will be granted.

Performance Information for Related Accounts

18. In the second paragraph it states that "[t]he performance figures for the Related Account Composite reflect the deduction of management fees and other expenses of the Related

Accounts during the periods shown… ." Please confirm to us that the performance of the Related Accounts is shown net of *all* fees and expenses, including any sales loads.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel